a2a
energie in comune

SUPPL

FILE NO. 82-4911

[redacted]

08003364

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 13, 2008

SEC Mail Processing
Section

JUN 18 2008

Washington, DC
110

AEM SpA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 26 2008
THOMSON REUTERS

PROCESSED
JUN 26 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 13 June 2008 – Herewith please find the financial calendar:

- 6 August 2008: Meeting of the Management Board to approve the half-yearly report as at 30 June 2008 of A2A;
- 13 November 2008: Meeting of the Management Board to approve the quarterly statements as at 30 September 2008 of A2A.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu